                                                                 EXHIBIT 10.36



                                AN APPRAISAL OF
                                  NORTH SHORE
                                SURGICAL CENTER
                               EVANSTON, ILLINOIS

                                 April 28, 1994


Crescent Capital Trust, Incorporated
One Perimeter Park South, Suite 335-S
Birmingham, Alabama  35243

Attention:       Mr. John W. McRoberts
                 President & CFO

Gentlemen:

In accordance with your request, we are pleased to submit this appraisal report covering the market value of the surgical center identified as follows:

                          NORTH SHORE SURGICAL CENTER
                               815 HOWARD STREET
                               EVANSTON, ILLINOIS

The purpose of this valuation is to estimate the market value of the subject property's leased fee estate as of March 15, 1994, subject to a master lease from Surgical Health Corporation. The report is to be used for asset valuation purposes in conjunction with financing. Crescent Capital Trust, Incorporated is establishing a real estate investment trust (REIT) and the valuation assumes that the prospective REIT is the owner of the property, with Surgical Health Corporation guaranteeing annual net rental income of $105,860 on a fifteen-year lease.

This appraisal investigation includes visits to the facility, discussions with the current owners and management of the property, a review of available financial data, discussions with local brokers and government offices, and research and analysis of the market.

"Market value" is defined as:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

Crescent Capital Trust, Incorporated
April 28, 1994
Page Two



         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute.]


The subject property is a one-story outpatient surgery center containing 5,100 gross square feet constructed in the 1960s, but completely remodeled in 1988, located on an 0.23-acre site. The net leasable square feet is equal to its gross amount of 5,100 square feet.

In arriving at the opinion expressed in this report, it is assumed that the title to the property is free and clear and held under responsible ownership. The information furnished us by others is believed to be reliable, but no responsibility for its accuracy is assumed. The value reported herein is based upon the integrity of the information provided.

Based upon the procedures, assumptions and conditions outlined in this report, we estimate the market value of the leased fee interest in the North Shore Surgical Center, as of March 15, 1994, to be:

                                    $910,000
                                    ========

Crescent Capital Trust, Incorporated
April 28, 1994
Page Three



This value estimate includes real property only, and excludes the value of any furniture or equipment located within the property.

We have no responsibility to update our report for events and circumstances occurring after the date of this report. Neither the whole, nor any part of this appraisal or any reference thereto may be included in any document, statement, appraisal or circular without Valuation Counselors Group, Inc.'s prior written approval of the form and context in which it appears.

This appraisal report consists of the following:

         o       This letter outlining the services performed;

         o       Certifications of the appraisers;

         o       A Statement of Facts and Limiting Conditions;

         o       A Summary of Salient Facts and Conclusions;

         o       A Narrative section detailing the appraisal of the property;
                 and

         o       An Exhibit section containing supplementary data.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                                        Respectfully submitted,

                                        VALUATION COUNSELORS GROUP, INC.


                                        /s/ Patrick J. Simers
                                        ---------------------
                                        Patrick J. Simers
                                        Managing Director

PJS:mhb

                            APPRAISER CERTIFICATION


I, the undersigned, do hereby certify that to the best of our knowledge and belief:

         The statements of fact contained in this report are true and correct.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

         My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional Ethics, the Appraisal Institute, American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice.

         The use of this report is subject to the requirements of the Appraisal Institute and American Society of Appraisers relating to review by its duly authorized representatives.

         A representative of Valuation Counselors Group made a personal inspec-tion of the property that is the subject of this report. Patrick J. Simers has not made a personal inspection of the property.


         /s/ Patrick J. Simers
         ---------------------
         Patrick J. Simers
         Managing Director

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


Valuation Counselors Group, Inc. strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion, or conclusion. To assist the reader in interpreting this report, such assumptions are set forth as follows:

Appraisals are performed, and written reports are prepared by, or under the supervision of, members of the Appraisal Institute in accordance with the Institute's Standard of Professional Practice and Code of Professional Ethics.

Appraisal assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to an appraisal assignment (e.g., testimony, updates, conferences, reprint or copy services) is contemplated, special arrangements acceptable to Valuation Counselors Group, Inc. must be made in advance. Valuation Counselors Group, Inc. reserves the right to make adjustments to the analysis, opinions and conclusions set forth in the report as we may deem necessary by consideration of additional or more reliable data that may become available.

No opinion is rendered as to legal fee or property title, which are assumed to be good and marketable. Prevailing leases, liens and other encumbrances, including internal and external environmental conditions and structural defects, if any, have been disregarded, unless otherwise specifically stated in the report. Sketches, maps, photographs, or other graphic aids included in appraisal reports are intended to assist the reader in ready identification and visualization of the property and are not intended for technical purposes.

It is assumed that: no opinion is intended in matters that require legal, engineering, or other professional advice which has been or will be obtained from professional sources; the appraisal report will not be used for guidance in legal or professional matters exclusive of the appraisal and valuation discipline; there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and floodplain, unless otherwise noted; there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report; and the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes.

In the absence of competent technical advice to the contrary, it is assumed that the property being appraised is not adversely affected by concealed or unapparent hazards, such as, but not limited to, asbestos, hazardous or contaminated substances, toxic waste or radioactivity. The appraiser is not qualified to detect such substances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area were taken from sources considered reliable, and no encroachment of real property improvements is considered to exist.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy, and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of Valuation Counselors Group, Inc.'s knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

It should be specifically noted by any prospective mortgagee that the appraisal assumes that the property will be competently managed, leased, and maintained by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's or owner's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No effort has been made to determine the impact of possible energy shortages or the effect on this project of future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

The date of the appraisal to which the value estimate conclusions apply is set forth in the letter of transmittal and within the body of the report. The value is based on the purchasing power of the United States dollar as of that date.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser, or Valuation Counselors Group, Inc., shall be disseminated to the public through public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc.

Unless otherwise noted, Valuation Counselors Group, Inc. assumes that there will be no changes in tax regulations.

No significant change is assumed in the supply and demand patterns indicated in the report. The appraisal assumes market conditions observed as of the current date of our market research stated in the letter of transmittal. These market conditions are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


The report and the final estimate of value and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed, solely for the purposes stated and should not be relied upon for any other purpose. Any allocation of total price between land and the improvements as shown is invalidated if used separately or in conjunction with any other report.

This report assumes that the property is in compliance with the various requirements of the Americans with Disabilities Act (ADA) or that the cost of compliance is minimal. As appraisers, we are not qualified to determine compliance with ADA, and this report does not consider any effects of the ADA on the value of the property.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS



GENERAL DATA
- ------------
Effective Date of Value:                   March 15, 1994

Property Identification:                   North Shore Surgical Center

Property Location:                         815 Howard Street, Evanston, Illinois

Interest Appraised:                        Leased Fee Estate

Gross Building Area:                       5,100 square feet

Net Leasable Area:                         5,100 square feet

Land Size:                                 Approximately 10,004 square feet, or 0.23 acres

Improvements Description:                  A one-story, Class D, building constructed in the 1960s, containing 5,100 gross square feet and used as an ambulatory surgical center.

Physical Occupancy Percentage:             100%

CONCLUSIONS
- -----------
Cost Approach:                             $925,000

Sales Comparison Approach:                 N/A

Income Approach:                           $912,000

Final Value Estimate:                      $910,000
                                           ========

                               TABLE OF CONTENTS
                                                                                                      Page
                                                                                                      ----
Transmittal Letter
Appraiser Certifications
Statement of Facts and Limiting Conditions
Summary of Salient Facts and Conclusions

INTRODUCTION                                                                                             1
     Property Identification                                                                             1
     Purpose and Effective Date of the Appraisal                                                         1
     Function of the Appraisal                                                                           1
     Scope of the Appraisal                                                                              1
     Property Rights Appraised                                                                           2
     Definition of Value                                                                                 2
     History of the Property                                                                             3
     History and Nature of the Business Environment                                                      4
     Reasonable Exposure Time                                                                            6

DESCRIPTIVE DATA                                                                                         7
     Area Data - Metropolitan Chicago                                                                    7
     Neighborhood Analysis                                                                              10
     Zoning                                                                                             12
     Real Estate Taxes and Assessments                                                                  12
     Site Analysis                                                                                      13
     Building and Site Improvements                                                                     14

HIGHEST AND BEST USE                                                                                    16

VALUATION SECTION                                                                                       20
     Valuation Methodology                                                                              20
     Cost Approach                                                                                      22
     Income Approach                                                                                    31

CORRELATION AND CONCLUSION                                                                              33

                         TABLE OF CONTENTS

EXHIBIT SECTION
- ---------------
Exhibit A    -    Professional Qualifications
Exhibit B    -    Legal Description
Exhibit C    -    Area Map
Exhibit D    -    Location Map
Exhibit E    -    Land Sales Map
Exhibit F    -    Building Description
Exhibit G    -    Land Improvements Description
Exhibit H    -    Estimation of Annual Rental Value
Exhibit I    -    Improved Sales Comparables
Exhibit J    -    Subject Photographs

                                  INTRODUCTION


PROPERTY IDENTIFICATION

The subject of this appraisal, known as North Shore Surgical Center, is a 5,100 square foot outpatient surgery facility located at 815 Howard Street, Evanston, Cook County, Illinois.


PURPOSE AND EFFECTIVE DATE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the real property identified above. The effective date of valuation is March 15, 1994. The date of the appraisal report is March 25, 1994.


FUNCTION OF THE APPRAISAL

The report is to be used for asset valuation purposes in conjunction with financing. Crescent Capital Trust, Incorporated is establishing a real estate investment trust (REIT). It is our understanding that the REIT will involve mortgage financing.


SCOPE OF THE APPRAISAL

This appraisal engagement includes all three of the standard valuation approaches and is in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and Society of Real Estate Appraisers. The scope of our assignment included collecting, verifying and analyzing market and property data applicable to the three approaches and consistent with the property's highest and best use. The results of the three approaches are then reconciled into a final value conclusion considering the relevancy and quality of data presented in each of the approaches.

PROPERTY RIGHTS APPRAISED

The property right appraised herein is the Leased Fee Estate.

"Leased Fee Estate" is:

         "an ownership held by the landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease."

         [The Appraisal of Real Estate, p. 123, 10th Ed., published by The Appraisal Institute.]


DEFINITION OF VALUE

For the purpose of this valuation, "market value" is defined as follows:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute.]

HISTORY OF THE PROPERTY

In November 1987, the subject property was purchased for $200,000. Subsequent remodeling hard costs were $473,000, indirect costs $87,000 and $40,000 for special purpose fixed systems. Total remodeling costs were estimated at $600,000.

On April 1, 1989, Affiliated Bank Group/North Shore National Bank as Trustee under Trust Agreement dated March 22, 1988, Trust Number 965, entered into a purchase agreement to sell the subject property on April 1, 1989 for $800,000 to 815 Howard Associates Limited Partnership, an Illinois Corporation. The purchase closed on June 30, 1989 at a final purchase price of $748,458.28. The document number for the transaction is 89-3808671.

The subject facility was purchased as part of an entire business enterprise in August 1992 by Surgical Health Corporation.


HISTORY AND NATURE OF THE BUSINESS ENVIRONMENT

United States Economic Performance and Outlook

The value of the business enterprise is influenced by potential returns available from alternative investments. These return expectations are affected by economic conditions as they impact the ability of a business enterprise to generate a return on its invested capital. Perhaps the most important economic indicator affecting potential investor returns is the aggregate demand for goods and services. Aggregate demand is measured by a country's Gross Domestic Product (GDP), which is the sum of all domestic expenditures for consumption, government services, and net exports.

The United States economy has been in a period of slow economic growth, but the rate of growth appears to have increased in recent months. Gross Domestic Product (GDP) increased at a 2.1 percent annual rate during 1992 after declining (1.2%) during 1991. The GDP was 0.7 percent and 1.6 percent, respectively, for the first and second quarters of 1993, and an estimated 4.0 percent for the fourth quarter of 1993.

The components of GDP indicate that the economic recovery is affecting many sectors of the economy. Personal consumption expenditures, which account for approximately two-thirds of GDP, rose only 1.3 percent during the first half of 1993. Non-Residential Fixed Investment advanced 2.2 percent and Residential Fixed Investment grew 1.7 percent. Federal Government Purchases declined (0.6%) over the same period. Federal Government Purchases account for 7.2 percent of the total GDP, and this decline is limited to the rate of overall GDP growth.

The value of the business enterprise is also affected by the current and expected levels of inflation and interest rates. Inflation creates uncertainty in the mind of investors as they attempt to estimate future investment returns. This uncertainty is incorporated into both the required return on equity and debt capital. The Federal Reserve has warned, however, that interest rates will be pushed higher if inflation begins to show signs of "heating up".

The economic downturn in the early 1990s resulted in sharply lower inflation. The Consumer Price Index (CPI) ended 1992 with a 3.0 percent increase compared to a 4.2 percent increase during 1991. The CPI for 1993 is currently estimated at 3.3 percent. The GDP Deflator, a much broader price level index, ended 1992 with a 2.6 percent annual increase compared to a 4.0 percent increase during 1991. The GDP Deflator is currently estimated at 2.5 percent for 1993.

The Federal Reserve Bank has adopted a relatively easier monetary policy as a result of the recession. Interest rates, as represented by long-term Treasury bond yields, declined approximately ten basis points compared to rates existing a year earlier. Long-term corporate bond rates have also decreased and the Federal Reserve's discount rate reductions have prompted commercial banks to lower their prime lending rate to 6.0 percent. Selected monetary statistics are presented in the following table.

                     INTEREST RATES AND SELECTED STATISTICS

                                                                     JANUARY 6, 1994        JANUARY 2, 1992

                       Federal Fund Rate                                  3.0%                    3.9%
                       90-Day Treasury Bill Rate                          3.1%                    3.9%
                       30-Year Treasury Bond                              6.4%                    7.5%
                       Aaa Bond Yield                                     6.9%                    8.2%
                       Prime Rate                                         6.0%                    6.5%


Economic Outlook

According to Value Line's Quarterly Economic Review, dated December 24, 1993, the economic recovery is now 2.5 years old, but shows much slower growth than normal for a mature recovery. Among factors cited by Value Line for contributing to the recent slow growth are "high debt, stagnant personal income, low consumer confidence and a troubling unemployment rate". Recent improvements have focussed on the auto, machinery, steel, housing and specialty retailer market segments. Value Line cautions, however, that the recent improvements in the economy are being limited by a slow job growth base. Value Line's Quarterly Economic Review identified the following estimates for selected economic statistics from 1993 to 1995.


                                                                           1993           1994           1995

                    Real GDP                                               2.6%           3.3%           3.3%
                    Personal Consumption Expenditures                      3.0%           2.7%           2.3%
                    Federal Government Purchases                          (4.8%)         (5.8%)         (4.0%)
                    30-Year Treasury Bond Yields                           6.6%           6.6%           6.8%
                    Prime Rate                                             6.0%           6.2%           6.4%
                    Consumer Price Index                                   3.1%           3.2%           3.3%


In summary, these factors play an important part in determining the supply and demand for real property, and, indirectly, the value of properties. Most of the forces discussed above are indicating an on-going soft demand for many types of commercial real estate.

This soft demand has caused some property values to remain flat and some to decline. The lower interest rates in recent periods, however, are serving to stabilize commercial property values.


REASONABLE EXPOSURE TIME

The Appraisal Foundation defines "Exposure Time" as follows:

         "The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure Time is different for various types of real estate and under various market conditions. It is noted that the overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. This statement focusses on the time component."

         [Statement on Appraisal Standards No. 6 (SMT-6) from the Appraisal Foundation].

It is our opinion, based on an analysis of comparable sales and market transactions, that a reasonable exposure time for the subject property type, at the appraised market value, is three to six months.

                                DESCRIPTIVE DATA


AREA DATA -  Metropolitan Chicago

The subject property is located in Evanston, in the Chicago Metropolitan Statistical Area. This area has the third largest population in the United States, behind New York and Los Angeles. The Metropolitan Statistical Area includes six counties in Illinois and one in Indiana. The MSA has an estimated 1987 population of 8,146,900 persons.(1)

Chicago was first discovered by the French in 1673 when Pere Marquette and Louis Joliet passed the mouth of the Chicago River during a trip through the area. The future site of the city became part of the portage route between the Mississippi and the Saint Lawrence to French Canada. In the 1770 Jean Baptiste Point du Sable had set up a trading post at the mouth of the river, becoming the first permanent resident. Fort Dearborn was built in 1803 to secure the area and guard the portage route. Platted in 1830, the original town had approximately 50 residents. In 1837 the city was incorporated, with a population of 4,170 persons. Chicago soon became a center of transportation. By 1848 the Illinois and Michigan Canal was opened connecting the city to the Mississippi River by a water route. The canal lost its importance as a transportation route as Chicago soon became the major railroad center of the West. In 1856 Chicago had ten trunk lines with 58 passenger trains and 389 freight trains serving the city daily. In 1871 the city was ravaged by fire. Almost 100,000 people were homeless and nearly $200 million worth of property destroyed. Many predicted the end of Chicago. The city was, however, rapidly rebuilt. A new style of architecture developed, the Chicago School, and the city continued to grow by leaps and bounds. The population increased from 298,977 persons in 1870 to 503,185 persons by 1880 and over one million persons by 1890.

Today, the Northeastern Illinois Counties Area (NICA), as defined by the Northeastern Illinois Planning Commission, consists of the six northeastern Illinois Counties, encompassing 3,724 square miles. It includes Cook, DuPage, McHenry, Kane, Lake and Will. This area encompasses not only the City of Chicago but also 208 communities. It had an estimated 2,659,500 households, in 1987, with an average size of 2.76 persons,





____________________

(1)  U.S. Census
and a calculated median household effective buying income of $32,067. In 1987 total retail sales exceeded $47.6 billion, or $17,915 per household.

                                         CHICAGO NICA POPULATION
                                               (thousands)


                              1960 Census          1970 Census          1980 Census          1990 Census

  Chicago                         3,550.4              3,369.4              3,005.1              2,783.7
  Suburban Cook                   1,579.3              2,132.2              2,248.6              2,321.3
  DuPage                            313.5                492.2                658.8                781.7
  Kane                              208.2                251.0                278.4                317.5
  Lake                              293.7                382.6                440.4                516.4
  McHenry                            84.2                111.6                147.9                183.2
  Will                              191.6                247.8                324.5                357.3
  Total                           6,220.9              6,977.6              7,103.6              7,261.2


Source:  Bureau of the Census, 1960, 1970, 1980, 1986 and 1990.


National trends during the late 1970s have shown a shift in population movement from the central city to the outlying suburban areas. This trend seems to be constant with that experienced in the Chicago area. During this period, each of the five collar counties within the metropolitan area has shown a strong continual growth pattern.

Business and industry have tended to shift from the city to the suburbs. This trend is due in part to the increase in crime rate, traffic, taxes and the lack of new facilities in the urban areas. It is causing the outlying areas to absorb the region's industries. The trend has been increasing steadily over the past few years.

There are 3.4 million people in the Chicago Metropolitan Statistical Area work force. Their professions include 28.7 percent in managerial and professional fields; 28.0 percent in administration, technical and sales; and 9.0 percent in service businesses. Other occupations include 15.9 percent in crafts and repair; 17.2 percent operators and laborers; and 1.2 percent in farming and fishing. Important industries include publishing, food, printing and chemical industries. One result of the region's numerous industries is that the unemployment rate is typically less than other areas throughout the United States.

Due to the excellent air, rail and expressway system, the Chicago Metropolitan Region is considered a major national transportation and distribution center. O'Hare International Airport, located just southwest of Elk Grove Village, is the would's busiest airport both in terms of number of passengers and cargo. Midway Airport and Meigs Field also operate in Chicago. More than 63,700,000 air passengers and more than 1,000,000 flights pass through Chicago's three airports during a year. O'Hare Airport has an average of 927 flights per day and with approximately 795,000 flights per year. The region's extensive highway system, which is the third largest in the United States (behind Texas and California), is served by nine interstate highways including the new North-South Tollway, Interstate 355, which opened at the end of 1989. This results in an effective means of travel between city and suburban areas. There are more than 1,650 trucking and warehousing firms and 350 interstate trucking companies serving the metropolitan area.

The Chicago Metropolitan Region is also important as the central point for moving goods and materials across the nation through its excellent system of railroads. Chicago's trunk lines operate half of the nation's railway mileage. The city has 22 Class I railroads, three Class II railroads and 22 terminal companies. It is the leading area in the nation for total number of persons employed in the railroad industry. Employing one of the most extensive spur and trunk lines in the county, all major rail companies have carry-through service to make Chicago the world's largest center, handling 37,000 freight cars daily and 40 million tons of freight per day out of the city.

The port of Chicago is a major seaport of Lake Michigan, connecting the Atlantic Ocean through the St. Lawrence Seaway and the Gulf of Mexico via the Illinois Sanitary and Shipping Canal and the Mississippi River. Interstate waterways include the Cal-Sag Channel, joining the Illinois Waterway River with Lake Calumet and Lake Calumet joining Lake Michigan and the Calumet River. In 1987, some 188 overseas ships carried more than 1.6 million short tons of cargo.

According to a recent study by the Chicago Association of Commerce and Industry, Chicago's suburbs gained $22.8 billion in industrial and commercial development since 1970, compared with only $10.6 billion in the city. There has been a continual shift from goods produced to serve producing industries within the city with a corresponding relocation of manufacturing industries out of the central city. During 1987, Chicago lost 524 manufacturing plants, almost a tenth of the total, while only 73 new plants were begun, indicating a net loss of 451 plants. Since 1970, Chicago has lost more than 250,000 manufacturing jobs.

The Chicago area has a rich cultural heritage, including its would famous architecture, and has much to offer. Cultural attractions include the world famous Chicago Symphony Orchestra, the Lyric Opera, and the Ravinia Festival. Museums include the Art Institute of Chicago, the Museum of Science and Industry, the Field Museum of Natural History, the Adler Planetarium and the John G. Shedd Aquarium. In addition, there are two zoos and numerous annual events including the Chicago Blues Festival and Taste of Chicago. Free open-air concerts are offered throughout the warm months at the Petrillo Music Shell in Grant Park. Chicago has two major league baseball teams, as well as professional football, hockey and basketball.

In conclusion, it can be stated that the Chicago Metropolitan Area, as a whole, represents a thriving political, physical, economic and social climate which should continue to prosper in terms of growth and economy due to the great diversity of industry and excellent transportation. However, the majority of the growth is expected to occur in the suburban areas while the City of Chicago experiences a continued gradual decline in industry and population.


NEIGHBORHOOD ANALYSIS

The subject property is locate at 815 Howard Street within the community of Evanston, Illinois. Evanston is located near Lake Michigan, 12 miles north of the Loop. It is bounded on the south by Chicago, on the west by Skokie and on the north by Wilmette. The population of Evanston is approximately 73,700.

The development of Evanston proper began with the founding of Northwestern University, located in the northeastern corner of the city along the lake shore. The university was founded in 1850. Evanston was incorporated as a town in 1863. In 1872, the town was reincorporated as a village. In 1892, Evanston was incorporated as a city with a mayor-council form of government.

Improved transportation was the key to development of Evanston. By the turn of the century, the Chicago North Shore and Milwaukee Line was operating between Wilson Avenue in Chicago and Waukegan. In 1908, the Chicago Rapid Transit System was extended to Central Street near the northern border of Evanston and in 1912 to Linden Street in Wilmette. Population increased rapidly in the first decades of the twentieth century.

Growth continued but at a slower pace after World War II. In 1952, Evanston adopted a council manager form of government.

There are over 100 manufacturing establishments in the city but Evanston is primarily a residential community. Property tax is the single largest source of revenue, and the tax rate is one of the highest in the metropolitan area.

Evanston has a large downtown area which was a key retail center serving the north shore for many years. In the 1950s, however, downtown Evanston began to decline in terms of retail sales,a nd general desirability. The Old Orchard regional shopping center in Skokie signaled the beginning of this decline. A growth of community shopping centers is continuing to this day. These centers have the advantage of ample parking which is not available in traditional downtown retail districts. However, in the late 1980s there has been both new development and rehabilitation in downtown Evanston. Central Evanston has over 200 stores. In addition, there has been construction for over a decade of modern high-rise office space. Washington National Insurance Company is the largest user in the downtown area. There are other modern office buildings as well as some rehabilitated older offices. Another major development is the American Hospital Plaza.

All typical city services such as police, fire and garbage pickup are provided. Public transportation is also available. Access to the Loop is available via the CTA, Evanston Express or the Chicago and Northwestern Railroad, which also accesses northern suburbs. Entry to Edens Expressway is available at Dempster Street in adjoining Skokie, as well as Old Orchard Road (known as Harrison Street in Evanston). Access is also available to the Chicago Outer Drive via Sheridan Road.

The immediate area of the subject property is improved with commercial properties. Immediately to the west of the subject is a dental center. The subject property is in census tract 81-2.

In conclusion, Evanston in general and the vicinity of the subject are considered to be stable.


ZONING

According to the zoning code for the City of Evanston, the subject property is zoned C-2, Commercial District.

It is the Appraiser's opinion that the subject property represents a conforming use under this zoning classification.

For full permitted uses or restrictions thereof under this classification, we suggest that an inspection of the complete ordinance be made.


REAL ESTATE TAXES AND ASSESSMENTS

According to the Cook County's Assessors office, the properties Permanent Index Numbers, assessments and taxes are represented as follows:

      Permanent                                                                           1992/1993
        Index                  Assessed           Equalization         Equalized          Real Estate
        Number                 Valuation             Factor              Value               Taxes
    -------------              ---------          ------------         ---------          -----------
    11-30-123-019               $ 38,938              2.0897           $81,368.74          $ 9,198.74
    11-30-123-020               $ 38,938              2.0897           $81,368.74          $ 9,198.74

    11-30-123-021               $ 24,325              2.0897           $50,831.95          $ 5,746.55

    11-30-123-022               $ 10,054              2.0897           $21,009.84          $ 2,375.16
                                --------                               ----------          ----------
        Totals                  $112,255                               $  234,579          $26,519.19

         11-30-123-019       Land                             $ 9,712
                             Improvements                      29,226
                                                              -------
                             Total                            $38,938

         11-30-123-020       Land                             $ 9,712
                             Improvements                      29,226
                                                              -------
                             Total                            $38,938

         11-30-123-021       Land                             $ 9,712
                             Improvements                      14,613
                                                              -------
                             Total                            $24,325

         11-30-123-022       Land                             $ 9,712
                             Improvements                         342
                                                              -------
                             Total                            $10,054


SITE ANALYSIS

The subject site is a rectangular-shaped interior parcel of land having approximately 100.04 feet of frontage along the north side of Howard Street and a depth of 100 feet, for a total land area of approximately 10,004 square feet.

The site is level throughout. All street improvements are in, as well as concrete curbs, gutters, and sidewalks. Public utilities of water, sewer and electricity are available and connected to the property. No portion of the subject site lies within a special flood hazard area, but rather in Flood Zone C, an area of minimal flood hazard. The flood plain map is effective date January 2, 1981.

No soil boring tests were made or caused to be made to determine the suitability of land for construction purposes, as necessity for the same is precluded by the existence of the present improvement thereon. There were no noticeable settlement cracks or indication of any sub-soil problems.

No plat of survey was provided to the appraiser.

Our site inspection of the property revealed no obvious easements or encroachments, other than the typical street and utility easements, which do not negatively affect the utility of the property. Further, we assume that the subject site is not encumbered with detrimental easements or encroachments.

To our knowledge, no environmental study has been conducted on the subject side. As appraisers, we are not qualified to detect hazardous materials. Consequently, our report assumes that there are no environmentally hazardous materials in the site or building that would adversely affect the subject property's value.

Overall, the characteristics of the subject property are functional, marketable and well suited for the current use as a surgical center.

A legal description of the property is included in the Exhibit Section of this report.


BUILDING AND SITE IMPROVEMENTS

The site is improved with a one-story structure constructed in the 1960s and completely renovated in 1988. The building contains 5,100 gross square feet, which is the same as the leasable square feet.

The building is a one-story, Class D structure, with a brick exterior. The building has reinforced concrete floors. The roof is comprised of wood joists, and wood decking, with asphalt composition shingles. Ceiling finishes consists of acoustical ceiling tiles and recessed fluorescent lighting and gypsum board with painted finish. The interior walls are gypsum board over metal studs with vinyl wall coverings and paint.

Air conditioning is supplied via package units with electric baseboard heat in the zoned system. Heat is also supplied by a gas-fired forced air system. In addition, the facility is equipped with a medical gas system with vacuum. We assume that the heating and electrical capacity is adequate for the subject facility.

The interior floors have both carpeting and vinyl tiles. Windows and doors are metal-framed, and interior doors are solid-core wood. The facility has two surgery suites, administrative offices, patient recovery areas, a laboratory, an instrument preparation room, locker rooms, a lounge, and reception areas.

Site improvements include paved parking, exterior lighting and shrubbery around the subject building. A detail description of the building and site improvements are included in the Exhibit section of this report.


CONDITION OF IMPROVEMENTS AND OBSOLESCENCE

The building has been remodeled and in excellent condition. There is no deferred maintenance, or functional or economic obsolescence.

                              HIGHEST AND BEST USE


The Appraisal Institute defines "highest and best use" as follows:

         "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value"

         [The Appraisal of Real Estate, P. 45, 10th Ed. published by The Appraisal Institute.]

The four categories of highest and best use analysis are:

         1. Physically Possible - Uses which are physically possible for the site and improvements being analyzed.

         2. Legally Permissible - Uses permitted by zoning and deed restrictions applicable to the site and improvements being analyzed.

         3. Financially Feasible - This step identifies if the physically possible and legally permitted alternatives produce a net income equal to or greater than the amount needed to satisfy operating expenses.

         4. Maximally Productive - This step clarifies which of the financially feasible alternatives provides the highest value consistent with the rate of return warranted by the market for a particular use.

There are two types of highest and best use: THE HIGHEST AND BEST USE OF LAND AS VACANT and THE HIGHEST AND BEST USE OF A PROPERTY AS IMPROVED. Both types are discussed as follows using the four categories of highest and best use.

As Vacant

The purpose of this analysis, given the site is vacant or can easily be made vacant, is to determine if something should be constructed on the site, and, if so, what should be constructed on the site.

PHYSICALLY POSSIBLE

The size and shape of the subject site is adequate for the development of a number of alternative uses including small residential, commercial, office/institutional, and special-purpose properties. The site possesses good access and visibility. The size of the parcel would preclude any large developments.

LEGALLY PERMISSIBLE

As stated earlier in the Zoning section of this report, the property is currently zoned "C-2, Commercial". Permitted uses in this general zoning category vary widely. Potential legal uses would include retail and restaurants, office/institutional, hotels, hospitals and other medical-oriented uses.

Surrounding uses include a dentist office and other office/commercial uses. These use patterns would likely preclude industrial, or future single-family development on the site.

FINANCIALLY FEASIBLE

Having established that the site is physically suited for and legally restricted to office/institutional and commercial development, the next consideration is economic feasibility. Financially feasible uses for the site, if vacant, are those uses that would generate an economic return to the land. New commercial related development in the subject area indicates that new commercial/office development is financially feasible.

MAXIMALLY PRODUCTIVE

The maximally productive use is a financially feasible use that would produce the greatest land value. Office/institutional use is physically possible and legally permissible, and new medical-related development is financially feasible. Based on this analysis, the current highest and best use of the land, if vacant, would be for office/institutional development based on the growth needs of the area.


As Improved

The subject site is currently improved with an 5,100 leasable square foot surgical center and associated site improvements. The purpose of this discussion is to determine whether to leave the improvements as they are, to modify the improvements or to remove the improvements.

PHYSICALLY POSSIBLE

It would obviously be physically possible to leave the improvements as they are, to demolish the existing improvements and replace them with new improvements, or to modify existing improvements. The improvements were recently renovated and are considered functional. The building could be converted to an alternative medical office use as recent trends in the hospital business call for more outpatient business and less inpatient stays.

LEGALLY PERMISSIBLE

The building, as improved, is assumed to be a legal conforming use, since the property was recently renovated and received an occupancy permit. Under the current zoning, the property could remain as it is, be torn down or renovated.

FINANCIALLY FEASIBLE

The highest and best use of the land, if vacant, was to develop with an office/ institutional use based on the adjacent hospital's growth needs. Of the physically possible and legally permissible changes that could be made to the existing facility, demolishing the building would significantly reduce the current asset value, and would not be financially feasible. The only financially feasible use of the existing improvements is its current use as an outpatient surgery center.

MAXIMALLY PRODUCTIVE

The maximally productive use for the existing property is the financially feasible use that produces the greatest property value. The existing use was the only financially feasible use. The highest and best use, as improved, is the property's current use.

                               VALUATION SECTION


VALUATION METHODOLOGY

There are three principal methods to estimate the market value of the assets of the subject property. These are summarized as follows:

         COST APPROACH: This method is based on the principle of substitution, whereby no investor would prudently pay more for a property than it costs to buy land and build a comparable new building. The market value is estimated by calculating the replacement costs of a new building and subtracting all forms of depreciation and obsolescence present in the existing facility. This provides a depreciated value of the subject improvements if replaced new. The estimate of the current value of the subject land is then added to provide a market value of the property.

         SALES COMPARISON APPROACH: The principle of substitution also says that market value can be estimated as the cost of acquiring an equally desirable substitute property, assuming no costly delay in making the substitution. This method analyses the sales of other comparable improved properties. Since two properties are rarely identical, the necessary adjustments for differences in quality, location, size, services and market appeal are a function of appraisal experience and judgment.

         INCOME APPROACH: This method is based on the principle of anticipation, which recognizes that underlying value of the subject property can be estimated by its cash flow or stream of earnings. This approach simulates the future earnings for the property, and converts those earnings into a present market value estimate.

Consideration has been given to each of the three methods to arrive at a final opinion of value. Due to the specialized nature of the subject property, we have not considered the Sales Comparison Approach as being appropriate for the subject property. The subject property has been specifically designed to accommodate a freestanding surgical center. An alternative use for this structure would require extensive renovation and remodeling and as such, comparisons to medical office space or commercial office sales would be inappropriate. We did not find any sales of comparable specialized facilities in the region which were similar in size or use and as such, due to the lack of reliable comparable data, we have not considered this approach as being an appropriate determinant of value. The application of the Cost and Income Approaches to value is further discussed in the appropriate sections which follow.

                                 COST APPROACH


In the Cost Approach, the subject property is valued based upon the market value of the land, as if vacant, to which is added the depreciated replacement cost of the improvements. The replacement cost new of the improvements is adjusted for accrued depreciation resulting from physical deterioration, functional obsolescence, and external (or economic) obsolescence.

The cost analysis involves three basic steps:

        o    Land value estimate.

        o    Estimated replacement cost of the improvements.

        o    Estimation of the accrued depreciation from all causes.

The sum of the market value of the land and the depreciated replacement cost of the improvements and equipment is the estimated market value via the Cost Approach.


Land Valuation

Land valuation, assuming the site is vacant, is based upon the following steps:

        o A comparison with recent sales and/or asking prices for similar land.

        o Interviews with reliable real estate brokers and other informed sources who are familiar with local real estate activity.

        o        Our experience in estimating land values.

The following sales are located within the general market area of the subject property and are considered to be representative of market activity and conditions as of the valuation date. Unless otherwise indicated, the sales involved arm's length transactions that conveyed a fee simple interest, and only real property was included in the transactions.

Land Comparable Number 1
- ------------------------
Parcel Number:                             09-23-106-001

Location:                                  Greenwood Terrace/Blk 2, Southeast corner Dempster Street and Greenwood Avenue.

Size:                                      17,269 square feet

Sale Date:                                 May 1993

Document Number:                           93-855170

Grantor:                                   Union Oil Co. of California, 1201 W 5th Street, Los Angeles, California  90017

Grantee:                                   S & S Petroleum Products, 400 S. Curran Road, Grayslake, Illinois  60030

Sale Price:                                $278,000

Price Per Square Foot:                     $16.09

Terms of Sale:                             All Cash

Shape:                                     Rectangular

Zoning:                                    Evanston Commercial

Utilities:                                 All utilities are available.

Land Comparable Number 2
- ------------------------
Parcel Number:                             05-19-109-001

Location:                                  Northeast corner Central Avenue and Cherry Street.  Willow Crest/Blk 12, Parcel has
                                           additional frontage on Frontage Road for Edens Expressway.

Size:                                      21,780 square feet

Sale Date:                                 August 1993

Document Number:                           93-683 844

Grantor:                                   LaSalle National Trust, Chicago (no Trust No. listed)

Grantee:                                   NBD Bank-Highland Park (no Trust No. listed)

Sale Price:                                $295,000

Price Per Square Foot:                     $13.54

Terms of Sale:                             All Cash

Shape:                                     Rectangular

Zoning:                                    Commercial

Utilities:                                 All utilities are available.

Comments:                                  This parcel was improved with a 12,000 square foot two-story office building.

Land Comparable Number 3
- ------------------------
Parcel Number:                             10-21-414-053

Location:                                  N. Lincoln Avenue

Size:                                      7,800 square feet

Sale Date:                                 April 1993

Document Number:                           93-344648

Grantor:                                   NBD Skokie

Grantee:                                   Village of Skokie

Sale Price:                                $94,000

Price Per Square Foot:                     $12.05

Terms of Sale:                             All Cash

Shape:                                     Basically rectangular

Zoning:                                    Commercial

Utilities:                                 All utilities are available.

A summary of the land sales is shown as follows:

                          SUMMARY OF LAND COMPARABLES

                   SALE                                                             SALE         SIZE            PRICE
                    NO.       LOCATION                                              DATE         (SF)           PER SF

                     1        Greenwood Terrace                                    05/93        17,269          $16.09
                     2        NEC Central Avenue & Cherry Street                   08/93        12,000          $13.54
                     3        8017 - 8019 Lincoln Avenue                           04/93         7,800          $12.05
                  SUBJECT     815 HOWARD STREET                                                 10,004


The above sales are located within the general market area of the subject property and are considered to be representative of market activity and conditions as of the valuation date. The sales range in size from 7,800 square feet to 17,269 square feet and indicate an unadjusted range of value from $12.05 per square foot to $16.09 per square foot. Unless otherwise indicated, the sales involved arm's length transactions that conveyed a fee simple interest, and only real property was included in the transactions. The comparable sales are analyzed in the following paragraphs.

LAND SALE NUMBER 1 is a corner parcel which is utilized as a gas station. This comparable's location is considered to be superior to the subject's and a downward adjustment for location is considered appropriate. The sales's size is larger than the subject's which would necessitate that a downward adjustment for this factor be made. Overall, we believe that these factors offset each other negating any overall adjustment to this parcel. The adjusted price is $16.09.

LAND SALE NUMBER 2 is located on a more travelled thoroughfare with greater exposure than the subject. This sale was used for the development of an office structure. Due to its location, a down ward adjustment to this sale is warranted. Overall, we have made a downward adjustment of five percent for an adjusted price of $13.24.

LAND SALE NUMBER 3 is located near a hospital campus and carries with the most similar characteristics as the subject. We believe that this sale has a slightly superior location and have adjusted this sale downward by five percent. This indicates an adjusted sale price of the subject of $11.44.

Land Conclusion

Based upon the preceding analysis and conversations with local brokers, it is our opinion that a value of $14.00 per square foot is representative of the subject site, as if vacant. Multiplied by the subject's 10,004 square foot site, this would indicate a market value of the subject land calculated as follows:

                      10,004 SF  x  $14.00/SF  =  $140,056

                             Rounded to:   $140,000
                                           ========

Building and Site Improvements

The building and site improvements have been valued on the basis of replacement cost less accumulated depreciation. The cost new was estimated via the segregated cost method, with cost factors obtained from Marshall Valuation Service, Inc., a national cost manual. The unit cost includes both direct and indirect costs, with adjustments made for special building features, construction quality, time and location. The composite unit cost has then been applied to the gross square footage of the building to derive the replacement cost new. A schedule, indicating the derived costs from the Marshall Valuation Service shows the estimated replacement cost by category for the subject building, is presented in the Exhibit Section of this report. An amount representing entrepreneurial profit has also been included in this analysis. This profit is a necessary element in the motivation to construct the improvements and represents an additional amount the developer would expect to receive for construction of the project. The amount of entrepreneurial profit varies according to economic conditions and types of development. For the purpose of this report, entrepreneurial profit was estimated to comprise ten percent of the direct and indirect building costs.

The total accumulated depreciation of a structure represents the loss in value due to physical deterioration, functional obsolescence, or external (or economic) obsolescence. Economic life of a structure or improvement is the period over which they contribute to the value of the property. These terms are defined as follows:

        Physical Deterioration: The loss in value due to deterioration or ordinary wear and tear, i.e., natural forces taking their toll of the improvements. This begins at the time the building is completed and continues throughout its physical life.

        Functional Obsolescence: The loss in value due to poor plan, functional inadequacy, or super-adequacy due to size, style, design, or other items. This form of depreciation occurs in both curable or incurable forms.

        External (or Economic) Obsolescence: The loss in value caused by forces outside the property itself. It can take many forms such as excessive noise levels, traffic congestion, abnormally high crime rates, or any other factors which affect a property's ability to produce an economic income, thereby causing a decline in desirability. Other forms of economic obsolescence may include governmental restrictions, excessive taxes, or economic trends.

        Economic Life: The economic life of a good quality medical office buildings is typically 45 to 50 years. For the subject Class D building, we have assumed an economic life of 45 years.

        Remaining Economic Life: Remaining economic life can be defined as the number of years remaining in the economic life of the structure or structural components as of the date of the appraisal.

Marshall Valuation Service, Inc. was used to estimate the overall economic life of the improvements. The assignment of economic lives assumed that, except for the building shell and foundation, building components would be replaced periodically over the life of the building.


Physical Depreciation

The amount of physical depreciation and obsolescence in the subject building is minimal due to its recent renovation. Observation of the subject property indicated that the structure and related component parts have been adequately maintained through a continuous maintenance service program.

The subject property was renovated in 1988 and it is in excellent condition.
It is judged that the subject has an effective age equal to five years. The remaining useful life is estimated to be 40 years. This translates into a physical depreciation estimate of 11.0 percent (5 years divided by 45 years). The amount of depreciation attributable to the property has been estimated on a straight-line basis, which is founded on the assumption that depreciation of a property occurs equally throughout its economic life.

Due to the design and structural components of the building, we have not indicated any loss in value due to functional obsolescence.

The elements which make up site improvements have shorter economic lives than the building. We have estimated the aggregate useful lives of these items to be 20 years with an effective age of five years and a remaining useful life of 15 years. Therefore, the depreciation rate attributable to the site improvements on a straight-line basis is estimated to be 25 percent.

During our area study, we did not notice any evidence of economic obsolescence associated with the subject property.


Cost Approach Conclusion

Based on the investigation as previously defined, the market value of the subject property by the Cost Approach, as of March 15, 1994, is rounded to:

                                    $925,000
                                    ========

               North Shore Surgical Center - 815 Howard Street


EXCAVATION AND SITE PREPARATION                                   1,771
FOUNDATION                                                       16,033
FRAME                                                            21,009
EXTERIOR WALLS                                                   67,431
FLOORS                                                           18,638
ROOF                                                             26,950
ROOF COVER                                                       15,261
PARTITIONING & BUILT-IN ITEMS                                   264,891
CEILINGS                                                         34,225
FLOOR COVERINGS                                                  30,847
PLUMBING                                                         75,201
HEATING, VENTILATION & AIR CONDITIONING (NET)                    59,745
ELECTRICAL                                                       85,786
OTHER FEATURES                                                        0
                                                                      -
TOTAL LABOR, MATERIALS, INCIDENTALS AND PROFIT                  717,788
ARCHITECTS FEES, PLANS AND SPECIFICATIONS                        25,123
ARCHITECTS FEES, SUPERVISION                                     21,534
ADD FOR MISCELLANEOUS FEES                                       76,445
                                                               --------
TOTAL REPRODUCTION COST                                         840,890

TOTAL OVERALL LIFE                                      45
EFFECTIVE AGE                                            5
CURVILENEAR DEPR RATE                               11.00%       92,498
                                                               --------
DEPRECIATED VALUE OF BUILDING                                   748,392

REPRODUCTION COST OF LAND IMPROVEMENTS                           50,000
LESS DEPRECIATION OF IMPROVEMENTS @ 25%                         (12,500)
                                                               --------
DEPRECIATED VALUE OF LAND IMPROVEMENTS                           37,500

TOTAL DEPRECIATED VALUE OF IMPROVEMENTS                         785,892

ADD LAND VALUE                                                  140,000
                                                               --------

TOTAL VALUE COST APPROACH                                      $925,892

                                INCOME APPROACH


The Income Approach is based on the principle of anticipation, and has as its premise that value is represented by the present worth of expected future benefits. The price that an investor will pay for an income property usually depends on the anticipated income stream. The Income Approach represents an attempt to simulate the future cash flows for the property, and to quantify the future benefits in present dollars.

The subject property is one of several buildings that Crescent Capital Trust, Incorporated is establishing a real estate investment trust (REIT). Surgical Health Corporation will provide a net rental guarantee, in the form of a master lease. The REIT, as the new property owner, will receive the net rental master lease rate per square foot of rentable office area, regardless of the rental rates charged or received from the actual tenant(s). Additionally, the annual rental income provided for in the ground lease, associated with the subject property, will be received by the REIT.

This master lease is a credit enhancement vehicle that will enable the REIT issuer to sell the REIT shares. It will also allow Surgical Health Corporation leasing flexibility for the surgical space, i.e., they can lease office space to various physicians at different rates and terms.

The appraisers received a draft of the form of master lease agreement, but the actual master lease agreement for the property are not yet available. For the purpose of our Income Approach, the gross income will be the master lease rate for the property times the rentable building area. We reserve the right to modify the Income Approach valuation if the actual master lease for the property differs significantly from the draft lease presented to us.

The master lease rate for the subject property will be $105,860 annually based on a 15-year lease. We have verified the reasonableness of this rental rate by conducting a return analysis of the property based upon the expected remaining lives of the improvements and investment rates of return found in the marketplace. A schedule of this analysis is found in the Exhibit section of this report. Based upon this analysis, utilizing a required rate of return of 10 percent on land and 12 percent to 14 percent rate on improvements, the annual rental rate would be anticipated to approximate





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
$21.56 to $24.54 per square foot. The rate established in the master lease at $20.75 appears to be reasonable.

The subject appraisal assumes 100 percent of the income is guaranteed through the master lease agreement. Since the leased fee interest is being appraised, there is no deduction for vacancy or credit loss.

Since the master lease provides for an income level to the REIT net of all operating expenses, the only out-of-pocket expenses to the REIT will be accounting, legal and internal administration or management expenses. These management expenses are estimated at 5.0 percent of effective gross income, or $5,293, based on the management experience of other properties. The net operating income for the property is $105,860 less $5,293 or $100,567.

Although we have not utilized the Sales Comparison Approach to arrive at an indication of value for the subject property, we have conducted a survey of medical office building sales throughout the region in order to abstract an overall rate for capitalization. The full details of these sales are located in the Exhibit Section of this report and indicate overall rates from 8.0 percent to 11.33 percent.

A capitalization rate of 11.0 percent is considered appropriate because of the quality of the tenant and the overall reasonableness of the rental rate negotiated.

Therefore, it is our opinion that the market value of the subject property by the Income Approach, as of March 15, 1994, is calculated and rounded as follows:

                  Net Operating Income/OAR  =  Estimated Value

                           $105,567/.11  =  $914,245

                             Rounded to:  $910,000
                                          ========

                           CORRELATION AND CONCLUSION


We have considered three approaches to value in order to estimate the value of the North Shore Surgical Center. The three approaches are summarized as follows:

        Cost Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $925,000
        Sales Comparison Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A
        Income Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $910,000

The Cost Approach involved a detailed analysis of the individual components of the property. These costs were estimated using sources which were considered to be reliable. However, estimating the replacement cost and all forms of depreciation for the subject. For this reason, the Cost Approach is considered only a fair indicator of value for the subject property.

The Sales Comparison Approach was not utilized due to the specialized nature of the subject property.

The Income Approach normally provides the most reliable value estimate for specialty properties such as the subject. Although many buyers of professional office buildings are owner/occupants, these buyers are generally aware of a property's cash flow potential and its value from an investor's perspective. For this reason, the Income Approach is considered the best indicator of value for the subject property.

Based on this analysis, it is our opinion that the market value of the North Shore Surgical Center, as of March 15, 1994, and based on the assumptions and limiting conditions in this report, is:

                                    $910,000
                                    ========




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